

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2006

<u>Via US Mail and Facsimile</u>

Mr. David C. Hansen
Chief Financial Officer
Canterbury Park Holding Corporation
1100 Canterbury Road
Shakopee, MN 55379

>   **Re: Canterbury Park Holding Corporation**
>   **Form 10-K for the Year Ended December 31, 2005**
>   **File No. 001-31569**

Dear Mr. Hansen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief